APPENDIX A

Amended and Restated

Operating Expense Limitation Agreement

Direxion Funds

Rafferty Asset Management, LLC (“RAM”) has contractually agreed to cap all or a portion of its management fee and/or reimburse each Fund listed below for Other Expenses through September 1, 2025, to the extent that a Fund’s Total Annual Fund Operating Expenses exceeds a Fund’s daily net assets as listed below.

Investor Class Shares
Fund	Expense Cap
Direxion Monthly S&P 500® Bull 1.75X Fund	1.35%
Direxion Monthly NASDAQ-100® Bull 1.75X Fund	1.35%
Direxion Monthly Small Cap Bull 1.75X Fund	1.35%
Direxion Monthly 7-10 Year Treasury Bull 1.75X Fund	1.35%
Direxion Monthly 7-10 Year Treasury Bear 1.75X Fund	1.35%
Direxion Monthly NASDAQ-100® Bull 1.25X Fund	1.15%
Direxion Monthly High Yield Bull 1.2X Fund	1.35%

Dated: August 24, 2023